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                              July 7, 2022

       Richard Garr
       Chief Executive Officer
       Curative Biotechnology, Inc.
       1825 NW Corporate Blvd, Suite 110
       Boca Raton, FL 33431

                                                        Re: Curative
Biotechnology, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 29, 2022
                                                            File No. 333-264339

       Dear Mr. Garr:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed June 29,
2022

       Capitalization, page 30

   1. Please revise the introduction to this section to explain what the pro forma column represents.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 36

   2. You disclose that net cash provided by financing activities consisted of $870,000 of proceeds from the sale
of your common stock and warrants. However, on page F-27 you disclose that you
received the cash as a result of the Senior Secured Note. Please revise or advise. In addition, we
note the mandatory prepayment terms under your senior secured
 Richard Garr
Curative Biotechnology, Inc.
July 7, 2022
Page 2

      note upon the completion of a Qualified Offering. Please discuss these terms as part of your liquidity and capital resources disclosures.
Condensed Statements of Operations, page F-20

3. As previously communicated in the comment letter dated January 21, 2022, please reclassify the 'salaries' and the 'professional fees' line items into the functional expense line item, 'general and administrative expenses'.
General

4. We note your cover page disclosure that the Series C preferred stock will automatically convert into shares of Common Stock immediately prior to the closing of this offering. If any preferred stock will remain outstanding after your public offering, please include summary risk factor disclosure, and a full risk factor, addressing the material risks to your common stockholders associated with the preferred stock remaining outstanding following the proposed offering. For example only, we note that your Series B preferred stock has certain protective provisions requiring such series to vote as a single class for approval of certain fundamental transactions and has certain liquidation preferences.
        You may contact Jeanne Bennett at 202-551-3606 or Vanessa Robertson at 202-551-3649
if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.



                                                              Sincerely,
FirstName LastNameRichard Garr
                                                              Division of
Corporation Finance
Comapany NameCurative Biotechnology, Inc.
                                                              Office of Life
Sciences
July 7, 2022 Page 2
cc:       Raul Silvestre, Esq.
FirstName LastName